Consilium Acquisition Corp I, Ltd.

2400 E. Commercial Boulevard, Suite 900
Ft. Lauderdale, FL 33308

January 10, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Consilium Acquisition Corp I, Ltd. Registration Statement on Form S-1 File No. 333-261570

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Consilium Acquisition Corp I, Ltd. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 12, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact P. Michelle Gasaway, of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company, at (213) 687-5122, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Charles Cassel
Charles Cassel
Chief Executive Officer and Chief Financial Officer